FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X  Form 40-F   ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ___ No   X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

     Press Release

Wavecom Announces First Quarter 2005 Results

Reports Operating Profit of €1.8 million, Improved Cash Position

Issy-les-Moulineaux, France – April 28, 2005 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its first quarter ended March 31, 2005.

Ron Black, chief executive officer commented “We are extremely pleased to announce a first quarter 2005 operating profit of €1.8 million and an improvement in the Company’s cash position.  This is tangible evidence of the Company’s successful efforts to turn the business around and move toward sustained growth in the industrial wireless sector.”

First Quarter 2005 Financial Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  Condensed consolidated financial tables are provided at the end of this release.

Profit:  The Company reported operating income for the first quarter 2005 of €1.8 million as compared to a €17.3 million operating loss for the previous quarter, and net income of €3.1 million compared to a net loss of €20.5 million for the previous quarter.

Revenues:  Total first quarter 2005 revenues were €38.4 million, increasing 2% from the previous quarter.  Revenues for vertical applications of €31.9 million (83% of total) increased from the previous quarter by 2% and by 26% compared to the same period in 2004.  Revenues for the handset business of €3.1 million (8% of total) decreased from €6.2 million in the fourth quarter, an expected decline following the strategic shift away from this market.  During the first quarter 2005, revenues generated from a new source, the licensing of software and technology, accounted for €3.4 (9% of total).  The company plans to continue licensing as a core part of its business.

Sales by region were as follows:  EMEA (Europe, Middle-east and Africa):  50%, APAC (Asia-Pacific):  44% and The Americas:  6%.

The customer portfolio remained balanced with no single customer representing more than 14% of total revenues in the first quarter. The top ten customers combined represented 65% of revenues as compared to 71% in the fourth quarter 2004.

Backlog:  Backlog as of March 31, 2005 stood at €30 million, compared to €32 million at the end of the previous quarter and was made up of 78% vertical applications, compared to  90% at December 31, 2004.  Working closely with its contract manufacturer, the Company has been able to significantly shorten delivery schedules giving customers increased confidence that orders can be quickly filled.  As a result, there was more business from orders placed and delivered within the quarter in the first quarter than has typically been seen in the past.  As this trend is likely to continue, backlog alone at the beginning of a quarter, may not be an accurate indicator of sales for that quarter.

Gross Margin:  Total gross margin was 45% compared to 32% in the previous quarter exceeding our previously-stated target range of 33% to 35%, even without the high margin licensing revenue.  This improvement in gross margin is a result the Company refining its product portfolio to exit low-margin products, and improving product launch and end of life to limit charges for excess and obsolete products.

Operating Expenses:  Total operating expenses for the first quarter 2005 were €15.5 million, compared to €29.3 million in the fourth quarter 2004 and down 38% compared to the first quarter 2004.  This significant decline in operating expenses is a direct result of the restructurings that took place throughout 2004.  Restructuring costs of €2.1 million were charged in the first quarter 2005.  Operating expenses for R&D, Sales and Marketing and G&A all declined as compared to the fourth quarter of 2004 by 30%, 23% and 22% respectively.

Cash: Wavecom’s cash position was €54 million at March 31, 2005, increasing from December 31, 2004 of €53 million.

Business news:

•

Launch of Wavecom’s next generation operating system, OS 6.60, embedded on Wavecom’s newest family of hardware platforms, the Quik Q26 series. The first in the series, the Q2686, was introduced in March, 2005.  This long-life, lead-free platform is designed to take customers into the future with many new features including expanded Download-over-the-air capabilities.

•

Release of Wavecom’s Open AT, version 3.0, allowing a greater degree of customization for all types of wireless applications.

•

Products sold to equip a major German automobile manufacturer with wireless capabilities.

•

Wavecom joined the European Union’s “eCall” initiative, aimed at reducing accident-related fatalities on European roads using in-vehicle communication devices.

•

A new distributor in Brazil, IP Componentes, joined the Wavecom distributor network.

•

Shipments for new wireless local loop applications began in APAC and Americas regions.

Outlook:  The view for the second quarter of 2005 is cautiously optimistic, although revenue will likely decline, as one major customer is having technical difficulties unrelated to Wavecom.  For the second half of the year the Company believes revenues will grow as new customers and new products ramp.  Gross margin for the second quarter could exceed the previously announced target range of 33% to 35%.  On the expense side, there may be some one-time expenses in the second quarter for converting the existing product line to meet lead-free compliance levels.  At the same time, charges related to restructuring will be less than in the first quarter.  Management also pointed out that cash payments related to headcount reductions resulting from the restructuring plans implemented in 2004 are expected to continue in the second and third quarters of 2005.

Annual Meeting:  Wavecom will host its annual general shareholders’ meeting on May 26, 2005 in its corporate headquarters offices located in Issy-les-Moulineaux (near Paris).  Shareholders interested in attending the meeting should check with their financial institution to obtain details for attending the meeting.

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on its first quarter 2005 results.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Wavecom will announce its second quarter 2005 results on July 26, 2005 at 7:00 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

About Wavecom

Wavecom is a leading worldwide leader in pre-packaged wireless communication solutions for automotive, industrial and mobile professional applications. Wavecom's solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) in the U.S.

www.wavecom.com

For further information please contact:

Lisa Ann Sanders

John D. Lovallo

Director, Communications and

Lovallo Communications Group, LLC

    Investor Relations

Tel:  + 1 203-431-0587

Tel. +33 1 46 29 41 81

johnlovalloirpr@aol.com

lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives.  The company's business is subject to numerous risks and uncertainties, including whether it will be commercially successful in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall weakened financial position, and risks associated with managing growth.  Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results.  As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

-- Financial Tables Follow –

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Three months ended
	March 31,	December 31,	March 31,
	2004	2004	2005
	Euro	Euro	Euro
Revenues :
Product sales	38 298	36 881	34 868
Technology development and other services	437	564	110
Licensing revenue	-	-	3 391
	38 735	37 445	38 369
Cost of revenues :
Cost of goods sold	30 095	22 581	21 037
Cost of services	1 444	2 901	60
	31 539	25 482	21 097
Gross profit	7 196	11 963	17 272
Operating expenses :
Research and development	14 102	8 441	5 869
Sales and marketing	3 339	3 964	3 048
General and administrative	6 318	5 799	4 514
Restructuring costs	1 078	11 054	2 086
Total operating expenses	24 837	29 258	15 517
Operating income (loss	(17 641)	(17 295)	1 755
Interest income and other financial income, net	479	195	254
Foreign exchange gain (loss), net	2 239	(3 424)	1 447
Total financial income (loss)	2 718	(3 229)	1 701
Gain (loss) before minority interests and income taxes	(14 923)	(20 524)	3 456
Minority interests	-	-	-
Gain (loss) before income taxes	(14 923)	(20 524)	3 456
Income tax expense (benefit)	(117)	(33)	378
Net income (loss	(14 806)	(20 491)	3 078
Basic net gain (loss) per share	(0.97)	(1.34)	0.20
Diluted net gain (loss) per share	(0.97)	(1.34)	0.20
Number of shares used for computing :
- basic net income (loss) per share	15 240 894	15 342 940	15 349 945
- diluted net income (loss) per share	15 240 894	15 342 940	15 412 776

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At March 31,
	2004	2005
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	53 318	54 372
Accounts receivable, net	22 864	23 328
Inventory, net	16 409	12 298
Value added tax recoverable	1 102	1 033
Prepaid expenses and other current assets	5 481	4 462
Total current assets	99 174	95 493
Other assets :
Other intangible and tangible assets, net	12 617	9 944
Long-term investments	9 017	7 135
Other assets	5 295	4 538
Research tax credit	1 486	1 502
Deferred tax assets	9 617	9 617
Total assets	137 206	128 229

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36 393	31 181
Accrued compensation	8 089	7 176
Other accrued expenses	32 217	27 560
Current portion of capitalized lease obligations	466	386
Deferred revenue and advances received from customers	820	749
Other liabilities	731	275
Total current liabilities	78 716	67 327

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	227
Other long-term liabilities	1 732	1 282
Total long-term liabilities	2 034	1 509

Minority interests	-	-

Shareholders' equity :
Shares, Euro 1 nominal value, 15,506,290 shares authorized, issued and outstanding at
March 31, 2005 (15,506,290 at December 31, 2004)	15 506	15 506
Additional paid-in capital	137 039	137 039
Treasury stock at cost (156,345 shares at March 31, 2005 and December 31, 2004	(1 312)	(1 312)
Retained deficit	(93 344)	(90 266)
Accumulated other comprehensive loss	(1 433)	(1 574)
Total shareholders' equity	56 456	59 393
Total liabilities and shareholders' equity	137 206	128 229

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2004	2005

	Euro	Euro
Cash flows from operating activities :
Net income (loss	(14 806)	3 078
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	3 458	2 175
Reversal of impairment of tangible assets	-	(236)
Loss on sales and retirement of tangible assets	48	883
Reversal of long term investment depreciation	(306)	-
Amortization of deferred stock-based compensation	23	-
Net decrease in cash from working capital items	(10 173)	(6 682)
Net cash used by operating activities	(21 756)	(782)
Cash flows from investing activities :
Disposal of long term investments	452	1 882
Purchases of intangible and tangible assets	(1 391)	(539)
Proceeds from sale of intangible and tangible assets	13	530
Net cash provided by (used in) investing activities	(926)	1 873
Cash flows from financing activities :
Principal payments on capital lease obligations	(231)	(155)
Proceeds from exercise of stock options and founders' warrants	712	-
Net cash provided by (used in) financing activities	481	(155)
Effect of exchange rate changes on cash and cash equivalents	(203)	118
Net increase (decrease) in cash and cash equivalents	(22 404)	1 054
Cash and cash equivalents, beginning of period	110 705	53 318
Cash and cash equivalents, end of period	88 301	54 372

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: April 28, 2005	By: /s/ Chantal Bourgeat
___________________________
Chantal Bourgeat Chief Financial Officer